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FILED VIA EDGAR

July 6, 2023

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

200 Vesey Street, Suite 200

New York, NY 10281-1022

Re:	Victory Portfolios and Victory Variable Insurance Funds

Dear Ms. Miller:

On behalf of Victory Portfolios and Victory Variable Insurance Funds (the "Registrants") we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to certain financial reports with respect to certain series portfolios of the Registrants (the "Funds"), as required by the Sarbanes-Oxley Act of 2002 and the Commission's rules.

Below we identify in bold the Staff's comments, and note in regular type our responses. We have attempted to restate accurately the Staff's comments, which were provided on June 9, 2023.

1.According to notes to financial statements, the Funds have commitments and contingencies. However, the balance sheet does not have disclosure either by amount or by line item that references the notes to the financial statements. Please explain why this disclosure was not included. See Regulation S-X Rule 6-04.15.

Response: Consistent with FAS 5, the Registrants have concluded that certain Fund expenses contractually borne by the Funds' investment adviser, Victor Capital Management Inc. (the "Adviser") pursuant to applicable expense limitation agreements, but eligible for recoupment by the Adviser, are not probable. The Registrants will, however, revise their disclosure in future reports to, where appropriate: (i) clarify in the notes to the financial statements that no amounts are available to be repaid to the Adviser; and (ii) include a line item on their balance sheets indicating that there are no applicable contingencies and commitments with reference to the notes to the financial statements.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.The Report of Independent Registered Public Accounting Firm attached as an exhibit to Form N-CEN is not dated properly. Please file an amended N-CEN to include the report with a corrected date.

Response: The Registrants have filed amendments to their Forms N-CEN to include a corrected Report of Independent Registered Public Accounting Firm.

3.The Staff noted that non-cash dividends have been stated separately. Please include the basis of recognition and measurement used with respect to the non-cash dividends in the notes to the financial statements.

Response: The Registrants consider all non-cash dividends to be immaterial. The Registrants will, however, revise their disclosure in future reports to include in the notes to the financial statements that non-cash dividend income is recorded at the fair market value of the securities received.

4.According to the exemptive relief, the Funds will not borrow under the facility for leverage purposes and the loans' duration will be no more than 7 days. Note 6 discloses days borrowing outstanding for the Victory RS Small Cap Growth Fund and Victory RS Mid Cap Growth Fund for 22 and 24 days, respectively. Please reconcile the days borrowing outstanding to the exemptive relief.

Response: The Registrant represents that the Funds have borrowed money in compliance with the exemptive relief received by the Commission. The Registrants refer the Staff to their filings on Form N-CEN, and in particular, responses to Item C.20 (Lines of credit, interfund lending and interfund borrowing), which indicate each loan amount and the number of days such loan was outstanding. The Registrants will, however, clarify their disclosure in future reports to remove the "Days Borrowing Outstanding" column from the applicable notes to the financial statements.

5.Schedule of Investments. Please explain why the Schedule of Investments is not categorized by type of investment and related industry as required per Regulation S-X Rule 12-12, Footnote 2.

Response: The Registrants will revise their disclosure in future reports to categorize the Schedule of Investments by type of investment and related industry.

If you have any questions, please call me at 212-839-8600 or Matthew Kutner at 212- 839-8679.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:John L. Kelly, Chair, Victory Funds Board of Trustees

E. Lee Beard, Chair, Audit and Risk Oversight Committee, Victory Funds Board of Trustees

James K. De Vries, Victory Capital Management Inc.

Carol Trevino, Victory Capital Management Inc.

Allan Shaer, Citi Fund Services of Ohio, Inc.

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

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